4 December 2002
Number: 59/02

BHP BILLITON ANNOUNCES EXTENSION TO COPPER CUTBACKS

BHP Billiton Base Metals today announced it would continue its program of demand-based production originally announced by the Group in
November 2001. During calendar year 2003, BHP Billiton will target an annualized production rate of 1.05 million metric tonnes of copper at its Escondida mine (150 000 tonnes of cathode and 900 000 tonnes of copper contained in concentrate), and 34 000 tonnes of cathode at its
Tintaya mine.   The company will continue to maintain its Pinto Valley
and Robinson mines in the Southwest United States on standby status.
As a consequence, BHP Billiton will produce 390 000 tonnes of copper (305 000 tonnes BHP Billiton share) below installed capacity in calendar year 2003 on an annualized basis. Production from the Company's other copper mines will not be affected at this time.

Brad Mills, President BHP Billiton Base Metals said, "Due to continuing weakness in demand in the US and Europe, BHP Billiton will continue with its "production to demand" program. With copper inventories of nearly
1.4 million tonnes of metal in LME/Comex/Shanghai warehouses, we believe it is prudent for us to operate at less than our full capacity at this time." The constrained production program will include:

- An annualized reduction of 200 000 tonnes (115 000 tonnes BHP Billiton share) to installed capacity at the Escondida mine in Chile.
Following the completion of the Phase IV expansion in October, installed design capacity has increased to a total of 1.25 million tonnes per annum of copper contained in concentrate and cathode. During calendar year 2003, the Escondida mine will operate at an annual rate of 1.05 million tonnes of copper contained in concentrate and cathode. The reduced production will be achieved through a combination of lower grade ore processing and maintenance shutdowns at the older Los Colorados mill and concentrator facility. Escondida is scheduled to produce approximately 760 000 tonnes of copper in concentrate and cathode in calendar year 2002.

- An annualized reduction of 90 000 tonnes to capacity at the Tintaya mine in Peru. BHP Billiton will maintain its Tintaya copper sulphide operations on standby at least through the first half of 2003. The Tintaya Oxide operation will continue to operate at its installed designed capacity of 34 000 tonnes of copper cathode per year. Tintaya did not produce any copper in concentrate during calendar year 2002.

- BHP Billiton's Pinto Valley and Robinson operations in the Southwest United States will remain on standby through the end of calendar year 2003. These operations represent 100 000 tonnes of idled copper capacity.
Pinto Valley and Robinson did not produce any copper in concentrate in calendar year 2002. As in 2002, the Pinto Valley operation is scheduled to produce 10 000 tonnes of copper cathode in 2003 from its SX-EW operations.

BHP Billiton will review the market demand for copper in six months time and reassess our production targets at that time.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
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Tracey Whitehead, Media Relations
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Michael Campbell, Investor & Media Relations
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